UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE:

On March 31, 2025, Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. (“Farmmi Ecological Agricultural”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Pursuant to the agreement, Farmmi Ecological Agricultural would sell 100% of the equity of Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. and Zhejiang Farmmi Food Co., Ltd., its wholly owned subsidiaries, to the buyer for RMB10,000.00 each (approximately $1,372.24) and RMB20,000.00 in aggregate (approximately $2,746.48). The sale of the subsidiaries is intended to reduce the costs associated with maintaining these subsidiaries. Pursuant to the agreement, the buyer is required to pay the total purchase price within 30 days of the execution of the agreement.

The foregoing descriptions of the share transfer agreement does not purport to be complete and are qualified in their entirety by reference to the full text of the agreement, a copy of which is attached hereto as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
10.1	Share Transfer Agreement dated March 31, 2025, by and between Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. and Lishui Chida Logistics Co., Ltd.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: April 4 2025	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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